TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
February 16, 2016

Manulife Financial Corporation announces Preferred Share issue

TORONTO – Manulife Financial Corporation (“Manulife”) today announced a Canadian public offering of Non-cumulative Rate Reset Class 1 Shares Series 21 (“Series 21 Preferred Shares”). Manulife will issue 12 million Series 21 Preferred Shares priced at $25 per share to raise gross proceeds of $300 million. The offering will be underwritten by a syndicate of investment dealers co-led by RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and is anticipated to qualify as Tier 1 capital for Manulife. Manulife has also granted the underwriters an option, exercisable in whole or in part at any time up to 48 hours prior to closing, to purchase up to an additional 2 million Series 21 Preferred Shares at the same offering price. The maximum gross proceeds raised under the offering will be $350 million should this option be exercised in full. The expected closing date for the offering is February 25, 2016. Manulife intends to file a prospectus supplement to its December 17, 2015 base shelf prospectus in respect of this issue.

Holders of the Series 21 Preferred Shares will be entitled to receive a non-cumulative quarterly fixed dividend yielding 5.60 per cent annually, as and when declared by the Board of Directors of Manulife, for the initial period ending June 19, 2021. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 4.97 per cent.

Holders of Series 21 Preferred Shares will have the right, at their option, to convert their shares into Non-cumulative Rate Reset Class 1 Shares Series 22 (“Series 22 Preferred Shares”), subject to certain conditions, on June 19, 2021 and on June 19 every five years thereafter. Holders of the Series 22 Preferred Shares will be entitled to receive non-cumulative quarterly floating dividends, as and when declared by the Board of Directors of Manulife, at a rate equal to the three-month Government of Canada Treasury Bill yield plus 4.97 per cent.

Manulife intends to use the net proceeds from the offering for general corporate purposes, including future refinancing requirements.

The Series 21 Preferred Shares and the Series 22 Preferred Shares have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of December 2015, we had $935 billion (US$676 billion) in assets under management and administration, and in the previous 12 months we made more than $24.6 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit www.manulife.com or www.johnhancock.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com